# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INVESCO LTD, CIK 0000914208
CUSIP: G491BT108
Title of class of securities: Common Stock par value $0.20 per share
Address of issuer's principal executive offices: 1331 Spring Street, Suite 2500, Atlanta, Georgia (GA), 30309
Date of event which requires filing of this statement: 05/20/2025
Filed by CIK 0001345471
Persons authorized to receive notices and communications: Brian L. Schorr, Esq., 280 Park Avenue, 41st Floor, New York, New York (NY), 10017, 212-451-3000

## Reporting persons
- Nelson Peltz (CIK 0000928265): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,675,008; sole dispositive power 0; shared dispositive power 20,675,008; aggregate amount beneficially owned 20,675,008 (4.62% of the class)
  Comment: *Calculated based on 447,556,286 of Common Stock outstanding as March 31, 2025, as reported in the Issuer's Form 10-Q for the quarter ended March 31, 2025 ( the "Form 10-Q").
- Peter W. May (CIK 0000928264): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,675,008; sole dispositive power 0; shared dispositive power 20,675,008; aggregate amount beneficially owned 20,675,008 (4.62% of the class)
  Comment: *Calculated based on 447,556,286 of Common Stock outstanding as March 31, 2025, as reported in the Issuer's Form 10-Q.
- Trian Fund Management, L.P. (CIK 0001345471): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,675,008; sole dispositive power 0; shared dispositive power 20,675,008; aggregate amount beneficially owned 20,675,008 (4.62% of the class)
  Comment: *Calculated based on 447,556,286 of Common Stock outstanding as March 31, 2025, as reported in the Issuer's Form 10-Q.
- Trian Fund Management GP, LLC (CIK 0001345472): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 20,675,008; sole dispositive power 0; shared dispositive power 20,675,008; aggregate amount beneficially owned 20,675,008 (4.62% of the class)
  Comment: *Calculated based on 447,556,286 of Common Stock outstanding as March 31, 2025, as reported in the Issuer's Form 10-Q.
- Trian Partners AM Holdco, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 20,675,008; sole dispositive power 0; shared dispositive power 20,675,008; aggregate amount beneficially owned 20,675,008 (4.62% of the class)
  Comment: *Calculated based on 447,556,286 of Common Stock outstanding as March 31, 2025, as reported in the Issuer's Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock par value $0.20 per share
Name of issuer: INVESCO LTD
Address of issuer's principal executive offices: 1331 Spring Street, Suite 2500, Atlanta, Georgia (GA), 30309
Comment:
This Amendment No. 11 ("Amendment No. 11") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 22, 2020 (the "Original Schedule 13D"), as amended by Amendment No. 1 ("Amendment No. 1") filed on November 5, 2020, Amendment No. 2 filed on December 15, 2021, Amendment No. 3 filed on February 1, 2022, Amendment No. 4 filed on March 25, 2022, Amendment No. 5 filed on April 1, 2022, Amendment No. 6 filed on January 25, 2023, Amendment No. 7 filed on January 31, 2023, Amendment No. 8 filed on February 16, 2023, Amendment No. 9 filed on June 2, 2023 and Amendment No. 10 filed on June 14, 2024 (as amended, the "Schedule 13D"), relating to the Common Stock, par value $0.20 per share (the "Shares"), of Invesco Ltd., a Bermuda exempted company (the "Issuer"). The address of the principal executive office of the Issuer is 1555 Peachtree Street, NE., Suite 1800, Atlanta, Georgia 30309.

The Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding Shares of the Issuer on May 20, 2025. Accordingly, this Amendment No. 11 represents a final amendment to the Schedule 13D with respect to the Reporting Persons and constitutes an exit filing for the Reporting Persons and the Reporting Persons do not intend to provide further updates through amendments to the Schedule 13D.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The sales of Shares by Reporting Persons reported below in Item 5 were done for portfolio management purposes. The Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding Shares of the Issuer on May 20, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) As of 4:00 p.m., New York City time, on May 22, 2025, the Reporting Persons beneficially owned, in the aggregate, 20,675,008 Shares, representing approximately 4.62% of the Issuer's outstanding Shares (calculated based on 447,556,286 Shares outstanding as of March 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: (b) Each of Trian AM Holdco and Trian Management beneficially and directly owns and has sole voting power and sole dispositive power with regard to 20,675,008 and 0 Shares, respectively, except to the extent that other Reporting Persons as described in this Item 5(b) may be deemed to have shared voting power and shared dispositive power with regard to such Shares.
Transactions in the class effected during the past sixty days: (c) Schedule 1 annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past sixty days. All such transactions listed in the table below were effected in the open market. The prices set forth in the table do not include commissions.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) The Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding Shares of the Issuer on May 20, 2025. Accordingly, this Amendment No. 11 represents a final amendment to the Schedule 13D with respect to the Reporting Persons and constitutes an exit filing for the Reporting Persons. The Reporting Persons do not intend to provide further updates through amendments to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule 1 annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past sixty days.

## Signatures
- Nelson Peltz: /s/ Nelson Peltz, Nelson Peltz (05/22/2025)
- Peter W. May: /s/ Peter W. May, Peter W. May (05/22/2025)
- Trian Fund Management, L.P.: /s/ Peter W. May, Member of the General Partner of the Reporting Person (05/22/2025)
- Trian Fund Management GP, LLC: /s/ Peter W. May, Member (05/22/2025)
- Trian Partners AM Holdco, Ltd.: /s/ Peter W. May, Director (05/22/2025)